Exhibit 99.20

CONSENT OF AMBER BLACKWELL

I consent to the inclusion or incorporation by reference in the Annual Report on Form 40-F (“Annual Report”) being filed by B2Gold Corp. (the “Company”), for the year ended December 31, 2023, including any amendments or exhibits thereto, and the references to, and the information derived from, the National Instrument (NI) 43-101 Technical Report 2021 Updated Feasibility Study for the Goose Project at the Back River Gold District, Nunavut, Canada, dated effective 15 January 2021 (the "Technical Report"), and in each case, to the references, as applicable, to the undersigned's name, as an expert or qualified person in or incorporated by reference into the Annual Report, the registration statement on Form F-3D (No. 333-274310) and the registration statements on Form S-8 (No. 333-192555, No. 333-200228, No. 333-206811, No. 333-218710, No. 333-226063, No. 333-232158, No. 333-239197 and No. 333-273659) of B2Gold Corp. if applicable, as amended.

/s/ Amber Blackwell
Amber Blackwell, P. Geo
March 14, 2024